35 East 62nd Street
New York, NY 10065

February 8, 2011

VIA EDGAR

Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SIGA Technologies, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 10, 2010 File No. 000-23047

Dear Mr. Riedler:

Reference is made to the letter dated January 27, 2011 (the “Comment Letter”) to Dr. Eric A. Rose, Chief Executive Officer of SIGA Technologies, Inc. (the “Company,” “our,” or “we”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the filing referenced above.

This letter sets forth the Company’s responses to the Staff’s comments.  For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Definitive Proxy Statement on Schedule 14A

Annual Incentive Compensation, page 17

1.	We note your response to our prior comment 1. However, your disclosure is still too general. Please expand your draft disclosure further to identify:

•	the specific performance objectives the Compensation Committee considered in making the $75,000 discretionary award to Dr. Hruby; and

•	the degree to which these objectives were satisfied, quantified where possible.

Mr. Jeffrey P. Riedler
Division of Corporation Finance
February 8, 2011

As just one example, when you refer to the “new grants and other third-party funding obtained,” it is unclear what the precise objective was to begin with, the precise nature of the new grants and funding you are referring to, and how the actual amount of funding received compares to the objectives that were established for Mr. Hruby. Without this information, shareholders and investors may be unable to adequately assess whether Mr. Hruby was properly incentivized or determine how well the company is applying the “pay for performance” model.

The Compensation Committee, in its discretion, may establish cash incentive programs and otherwise award bonuses to executive officers and key employees.  Annual incentive compensation to our executive officers is payable pursuant to contractual provisions with certain executives that provide eligibility to receive discretionary bonuses, in the sole discretion of the Board of Directors, based on the executives’ performance, economic and business conditions affecting the Company, and the financial condition of the Company.  In connection with its review of compensation matters for the Company’s executive officers, the Compensation Committee reviews information regarding the compensation of similarly situated executives at peer companies.  As discussed further in this letter, the Compensation Committee retained Mercer Consulting, an independent compensation consulting firm to assist it in making such review.  The Compensation Committee makes recommendations to the Board of Directors with respect to the amounts of such awards based on the foregoing criteria and in light of the below referenced facts.

For 2009, Dr. Hruby received a discretionary bonus of $75,000.  In its evaluation of Dr. Hruby, the Compensation Committee did not have any pre-established goals or targets set for Dr. Hruby, however in its determination as to amount of the discretionary bonus to be awarded, the Compensation Committee considered, in consultation with Mercer Consulting, Dr. Hruby’s achievement of program objectives within budgetary requirements, new grants and other third-party funding obtained, relationships with regulators and current and possible future scientific partners, compliance with grant requirements and management of the Company’s research facility located in Corvallis, Oregon and the recent announcement by the Biomedical Advanced Research and Development Authority (“BARDA”) of a Request for Proposal (“RFP”) for the acquisition of a smallpox antiviral, the response to which required Dr. Hruby to expend additional significant efforts on the Company’s behalf.  Specifically, the Compensation Committee took Dr. Hruby’s contributions to the following achievements into consideration in making the $75,000 discretionary award:

•
We received favorable written guidance from the European Medicines Authority (EMEA) about our proposal that ST-246® should be evaluated using the EMEA’s procedures for the granting of a marketing authorization under exceptional circumstances.

•	We received the results of a non-human primate study that suggested that ST-246® can be used in combination with a smallpox vaccine and may improve the safety profile of the vaccine.

Mr. Jeffrey P. Riedler
Division of Corporation Finance
February 8, 2011

•
We responded to the BARDA RFP for the procurement of 1.7 million courses of a smallpox antiviral drug with a thorough and well-executed proposal and BARDA acknowledged that our proposal was in the “competitive range”.

•	The Defense Threat Reduction Agency (DTRA) notified us that our Phase II proposal had been selected for an award of funding (and the contract was negotiated in early 2010).
•
We received a Phase II grant of approximately $3 million from the National Institutes of Health (NIH), to continue exploring the use of ST-246® as an adjunct to the current smallpox vaccine for prevention of smallpox vaccine-related adverse events, and a $1.6 million cooperative agreement to accelerate the development of NIH’s broad-spectrum antiviral candidates.

•	ST-246® was used to treat a Pennsylvania patient suffering from complications due to exposure to a live vaccinia-vectored rabies vaccine.

Based on the above analysis and consideration of the above-mentioned achievements of Dr. Hruby, the Compensation Committee, in consultation with Mercer Consulting, recommended Dr. Hruby’s bonus and the Board of Directors approved the award.

We believe that the annual incentive bonuses motivate and encourage our executives to fulfill our objectives and provide us with the opportunity to recognize superior individual performance.

The Company believes most of the information contained in this response letter is presented in the Company’s Definitive Proxy Statement on Schedule 14A, dated April 12, 2010 (the “Proxy”) but understands such information could have been presented more concisely, in the form such disclosure is provided above.  For this reason, the Company requests that such changes be made in its next annual proxy filing, which is anticipated to be filed by April 28, 2011.

Long-Term Incentive Awards, page 17

2.	We note your response to our prior comment 2. As with our comment above, please expand your draft disclosure further to include:

•	the specific performance objectives the Compensation Committee considered in making the stock option awards to Ms. Dugary and Dr. Hruby; and

•	the degree to which these objectives were satisfied, quantified where possible.

For example, your reference to “Ms. Dugary’s role in achieving the Company’s financial goals, her relationships with shareholders and potential investors, [and] her efforts with respect to financial regulatory compliance,” is unnecessarily vague.  Investors and shareholders need to understand what the Company’s financial goals

Mr. Jeffrey P. Riedler
Division of Corporation Finance
February 8, 2011

were and Mr. Dugary’s role in achieving those goals, what you mean by “relationships with potential investors” and what Ms. Dugary’s efforts were, specifically, with respect to the company’s regulatory compliance. In addition to these specifics, it is important that you disclose how Ms. Dugary’s achievement of these things compared to the Committee’s expectations for her.

In determining the size of an option grant to a named executive officer, the Compensation Committee considers not only competitive market factors, changes in responsibility and the executive officers’ achievement of pre-established goals (to the extent any have been set), but also the number, term and vesting of options previously granted to the officer.  The Compensation Committee may also consider the total compensation package or changes made thereto, when determining whether to make an option award.  The number of shares granted to each named executive officer was determined by the Compensation Committee based on its consideration of the named executive officer’s individual responsibilities and ability to significantly enhance key company initiatives.  In connection with its review of compensation matters for the Company executive officers, the Compensation Committee also reviews information regarding the overall compensation, including option awards, of similarly situated executives at peer companies.  As discussed further in this letter, the Compensation Committee retained Mercer Consulting, an independent compensation consulting firm to assist it in making such review.  The Compensation Committee makes recommendations to the Board of Directors with respect to such awards based on the foregoing facts.

In its consideration of competitive market factors, the Compensation Committee looked at market data provided by Mercer Consulting and compared the proposed 2009 compensation of Ms. Dugary and Dr. Hruby against peer group Chief Financial Officers and top science executives, respectively, of biotech companies identified by SIGA as comparable.  The Compensation Committee also considered the fact that both Ms. Dugary and Dr. Hruby were awarded options in 2007, but were not awarded options in 2008.  In addition, the Compensation Committee considered the amendments made to each of Ms. Dugary’s and Dr. Hruby’s employment agreements in 2009.

In its evaluation of Ayelet Dugary, the Compensation Committee did not have any pre-established goals or targets set for Ms. Dugary, however, the Compensation Committee considered the Company’s financial performance, Ms. Dugary’s role in achieving the Company’s financial goals and Ms. Dugary’s preparation of and compliance with the Company’s budget.  Under the guidance of the Audit Committee and Board of Directors, Ms. Dugary developed budgetary goals for 2008 and ensured actual performance within these goals.  Ms. Dugary also managed the Company’s cash effectively and planned for additional liquidity, as needed.  In its evaluation of Ms. Dugary, the Compensation Committee also considered her efforts with respect to financial regulatory compliance (including compliance with NASDAQ rules, the securities laws and all related regulations).  Specifically, Ms. Dugary developed and formalized procedures for the Company to assure its compliance with the requirements of Sarbanes-Oxley.  The Company became an accelerated filer effective for the Form 10-K filed in March 2008, and Ms. Dugary was instrumental in establishing procedures for, and ensuring compliance with, the accelerated filing timelines required of accelerated filers.  In addition, Ms. Dugary developed internal

Mr. Jeffrey P. Riedler
Division of Corporation Finance
February 8, 2011

controls to support compliance with the federal acquisition regulations.  The Compensation Committee also took into consideration Ms. Dugary’s change in position with the Company in 2009, from Director of Finance and Controller to Acting Chief Financial Officer in February 2009 and ultimately to Chief Financial Officer in April 2009.  The Compensation Committee also took into consideration the additional work required by Ms. Dugary in connection with the aforementioned BARDA RFP, so that the Company could quickly respond to BARDA.  Lastly, the Compensation Committee took into consideration Ms. Dugary’s development of effective working relations with the members of the Board, and her support of their activities with key reports, financial documents and other information as needed.

In its evaluation of Dr. Hruby, the Compensation Committee did not have any pre-established goals or targets set for Dr. Hruby, however, the Compensation Committee considered Dr. Hruby’s achievement of program objectives within budgetary requirements, new grants and other third-party funding obtained, relationships with regulators and current and possible future scientific partners, compliance with grant requirements and management of the Company’s research facility located in Corvallis, Oregon and the additional work required in connection with the aforementioned BARDA RFP.  Specifically, the Compensation Committee took Dr. Hruby’s contributions to the following achievements into consideration:

•	Our completion of the manufacturing of ST-246® registration batches, a substantial milestone in the path towards FDA approval.
•	Our completion of a human pharmacokinetic bridging study validating the commercial formulation of ST-246®.
•
Our receipt of grants from the NIH of (i) $20 million to accelerate the development of ST-246® for a therapeutic indication, (ii) a $963,000 grant in support of our Dengue program, and (iii) a $55 million contract for the development of broader applications of ST-246®.

•	Our successful completion of a multiple ascending dose human clinical trial of ST-246®.

Although the Compensation Committee did not have any pre-determined targets or specific objectives for Ms. Dugary or Dr. Hruby, based on the above analysis and consideration of the above-mentioned achievements of each of Ms. Dugary and Dr. Hruby, the Compensation Committee, in consultation with Mercer Consulting, determined that it was in the best interest of our Company to issue stock options to motivate the aforementioned executive officers to contribute to our growth and to continue their service with our Company. During the year ended December 31, 2009, the Compensation Committee recommended the award of 50,000 options to each of Ayelet Dugary, Chief Financial Officer, and Dennis Hruby, Chief Scientific Officer.  For each award, the Compensation Committee recommended that the options become exercisable according to the following vesting schedule: 16,666 vesting on March 5, 2010, 16,667 vesting on March 5, 2011 and the remaining 16,667 vesting on March 5, 2012. The Board of Directors approved the award.  These 50,000 options have an exercise price of $4.70 per share, which was the closing market price on the date of the grant.

Mr. Jeffrey P. Riedler
Division of Corporation Finance
February 8, 2011

The Company believes most of the information contained in this response letter is presented in the Proxy, but understands such information could have been presented more concisely, in the form such disclosure is provided above.  For this reason, the Company requests that such changes be made in its next annual proxy filing, which is anticipated to be filed by April 28, 2011.

* * * * * * *

We trust that the preceding responses will fully address the Staff’s comments as set forth in the Comment Letter.  Pursuant to the Staff’s request in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the Company’s responses, please do not hesitate to contact me at (212) 672-9100.

Very truly yours,

/s/ Ayelet Dugary
Ayelet Dugary
Chief Financial Officer

cc:  Eric A. Rose, M.D.
      Chief Executive Officer